UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

LINKTONE LTD.
(Name of Issuer)
Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
535925101
(CUSIP Number)
Hary Tanoesoedibjo
President Director
PT Media Nusantara Citra Tbk
MNC Tower
Jl. Kebon Sirih No. 17-19
Jakarta 10340
Indonesia
+62 21 390 0885
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	535925101	SCHEDULE 13D/A	Page	2	of	14	Pages

1.	NAMES OF REPORTING PERSONS MNC International Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		245,000,000 Ordinary Shares. The other Reporting Persons (as defined below) may also be deemed to have sole voting power with respect to the foregoing shares.

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		245,000,000 Ordinary Shares. The other Reporting Persons may also be deemed to have sole dispositive power with respect to the foregoing shares.

	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

245,000,000 Ordinary Shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.2%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	535925101	SCHEDULE 13D/A	Page	3	of	14	Pages

1.	NAMES OF REPORTING PERSONS MNC International Middle East Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Arab Emirates

	7.	SOLE VOTING POWER

NUMBER OF		245,000,000 Ordinary Shares. The other Reporting Persons may also be deemed to have sole voting power with respect to the foregoing shares.

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		245,000,000 Ordinary Shares. The other Reporting Persons may also be deemed to have sole dispositive power with respect to the foregoing shares.

	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

245,000,000 Ordinary Shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.2%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	535925101	SCHEDULE 13D/A	Page	4	of	14	Pages

1.	NAMES OF REPORTING PERSONS PT Media Nusantara Citra Tbk

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Indonesia

	7.	SOLE VOTING POWER

NUMBER OF		245,000,000 Ordinary Shares. The other Reporting Persons may also be deemed to have sole voting power with respect to the foregoing shares.

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		245,000,000 Ordinary Shares. The other Reporting Persons may also be deemed to have sole dispositive power with respect to the foregoing shares.

	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

245,000,000 Ordinary Shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.2%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	535925101	SCHEDULE 13D/A	Page	5	of	14	Pages

1.	NAMES OF REPORTING PERSONS PT Global Mediacom Tbk

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Indonesia

	7.	SOLE VOTING POWER

NUMBER OF		245,000,000 Ordinary Shares. The other Reporting Persons may also be deemed to have sole voting power with respect to the foregoing shares.

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		245,000,000 Ordinary Shares. The other Reporting Persons may also be deemed to have sole dispositive power with respect to the foregoing shares.

	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

245,000,000 Ordinary Shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.2%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	535925101	SCHEDULE 13D/A	Page	6	of	14	Pages

1.	NAMES OF REPORTING PERSONS PT Bhakti Investama Tbk

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Indonesia

	7.	SOLE VOTING POWER

NUMBER OF		245,000,000 Ordinary Shares. The other Reporting Persons may also be deemed to have sole voting power with respect to the foregoing shares.

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		245,000,000 Ordinary Shares. The other Reporting Persons may also be deemed to have sole dispositive power with respect to the foregoing shares.

	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

245,000,000 Ordinary Shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.2%

14.	TYPE OF REPORTING PERSON

CO

     This Amendment No. 1 (this “Amendment No. 1”) amends a Statement on Schedule 13D filed on April 3, 2008 (the “Schedule 13D”) on behalf of the reporting persons named therein (the “Reporting Persons”) with the United States Securities and Exchange Commission. This Amendment No. 1 is being filed to reflect (i) the purchase of 500,000 ADSs (equivalent to 5,000,000 Ordinary Shares) in Linktone by MNC International Ltd. (“MNC International”), (ii) the change of principal executive offices of Linktone, (iii) the change of principal offices of each of the Reporting Persons; (iv) certain updates to Item 4, and (v) the amendment and restatement of Schedule I attached hereto, which is incorporated herein by reference and sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of each Reporting Person. Items 1, 2, 3, 4 and 5 have been amended accordingly. Capitalized terms used but not otherwise defined herein shall have the meanings prescribed to them in the Schedule 13D.
     Except as specifically amended by this Amendment No.1, items in the Schedule 13D are unchanged. The Schedule 13D is hereby amended as follows:
ITEM 1. SECURITY AND ISSUER
     Linktone’s principal executive offices are located at 27/F, Building 1, Landmark Towers, 8 North East Third Ring Road, Chao Yang District, Beijing, 100004, People’s Republic of China.
ITEM 2. IDENTITY AND BACKGROUND
     The principal offices of each of MNC International, MNC Middle East, Media Nusantara, Global Mediacom and Bhakti are located at MNC Tower, Jl. Kebon Sirih No. 17-19, Jakarta 10340, Indonesia.
     Schedule I attached hereto, which is incorporated herein by reference and sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of each Reporting Person, is amended and restated as set forth in Schedule I attached hereto.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On May 6, 2010, MNC International purchased 500,000 ADSs (equivalent to 5,000,000 Ordinary Shares) from a third party through a privately negotiated transaction for a consideration of US$1,000,000 (US$2 per ADS). The funds for the purchase were derived from MNC International’s general working capital.
ITEM 4. PURPOSE OF TRANSACTION
     As previously reported in the Schedule 13D, as a result of MNC International’s original acquisition of approximately 57.1% of Linktone’s outstanding Ordinary Shares (which interest has been increased to approximately 58.2% of Linktone’s outstanding Ordinary Shares as reported in this Amendment No. 1), MNC International has the power to elect a majority of the members of Linktone’s board of directors and to determine the outcome of the vote with respect to substantially all matters presented to a vote of the holders of Linktone’s Ordinary Shares or by which such holders act by written consent. Linktone’s board of directors is currently comprised of four directors, three of whom hold various positions with the Reporting Persons or affiliates of the Reporting Persons, namely Hary Tanoesoedibjo, Oerianto Guyandi and Muliawan Pahala Guptha. Mr. Tanoesoedibjo has also served as Linktone’s Chief Executive Officer since May 2009, and Mr. Guptha has served as Linktone’s Chief Strategy Officer since August 2008.
     In addition, Media Nusantara and its affiliates have a strategic relationship with Linktone and anticipate that they will continue to consult Linktone on matters of strategic importance to Linktone. As part of this strategic relationship, Media Nusantara, Linktone and their respective affiliates have entered into, and expect to continue to enter into, various transactions and strategic partnerships from time to time.
     Except as set forth herein, none of MNC International, MNC Middle East, Media Nusantara, Global Mediacom or Bhakti has any present plans or proposals that relate to or would result in any of the actions specified

Page 7 of 14 Pages

in clauses (a) through (j) of Item 4 of Schedule 13D. Each of MNC International, MNC Middle East, Media Nusantara, Global Mediacom and Bhakti reserves the right to formulate plans or make proposals, and take such action with respect to their investment in Linktone, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) and (b) MNC International is the direct beneficial owner of an aggregate of 245,000,000 Ordinary Shares (treating each ADS as 10 Ordinary Shares for the purpose of such calculation). This aggregate amount represents approximately 58.2% of the outstanding Ordinary Shares (treating each ADS as 10 Ordinary Shares for the purpose of such calculation). Because MNC International is a wholly-owned subsidiary of MNC Middle East and MNC Middle East is a wholly-owned subsidiary of Media Nusantara, MNC Middle East and Media Nusantara may be deemed to beneficially own 245,000,000 Ordinary Shares.
     In addition, because Global Mediacom owns a majority of the outstanding shares of Media Nusantara and because Bhakti owns a majority of the outstanding shares of Global Mediacom, each of Global Mediacom and Bhakti may be deemed to have indirect beneficial ownership of the 245,000,000 Ordinary Shares held by MNC International. Global Mediacom has sole voting and dispositive powers over the shares of Media Nusantara beneficially owned by it. Bhakti has sole voting and dispositive powers over the shares of Global Mediacom beneficially owned by it.
     Notwithstanding the foregoing, each of Global Mediacom and Bhakti disclaims beneficial ownership of the Ordinary Shares in which MNC International, MNC Middle East and Media Nusantara have beneficial ownership. Except as set forth in this Item 5(a) and (b), to the knowledge of MNC International, MNC Middle East, Media Nusantara, Global Mediacom and Bhakti, no person named in Schedule I attached hereto beneficially owns any Ordinary Shares.
     (c) Except as disclosed in this Amendment No. 1, none of the Reporting Persons, nor any person identified in Schedule I attached hereto, has effected any transaction in the Ordinary Shares during past 60 days.

Page 8 of 14 Pages

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2010
MNC International Ltd.
By:	/s/ Oerianto Guyandi
	Name:	Oerianto Guyandi
	Title:	Director

MNC International Middle East Limited
By:	/s/ Oerianto Guyandi
	Name:	Oerianto Guyandi
	Title:	Director

PT Media Nusantara Citra Tbk
By:	/s/ Oerianto Guyandi
	Name:	Oerianto Guyandi
	Title:	Director

By:	/s/ Agus Mulyanto
	Name:	Agus Mulyanto
	Title:	Director

PT Global Mediacom Tbk
By:	/s/ M. Budi Rustanto
	Name:	M. Budi Rustanto
	Title:	Director

By:	/s/ Indra P. Prastomiyono
	Name:	Indra P. Prastomiyono
	Title:	Director

PT Bhakti Investama Tbk
By:	/s/ Hary Djaja
	Name:	Hary Djaja
	Title:	Director

By:	/s/ Darma Putra Wati
	Name:	Darma Putra Wati
	Title:	Director

Page 9 of 14 Pages

Schedule I
COMMISSIONERS AND DIRECTORS
OF THE REPORTING PERSONS
     The names of the Commissioners and Directors of MNC International Ltd., MNC International Middle East Limited, PT Media Nusantara Citra Tbk, PT Global Mediacom Tbk and PT Bhakti Investama Tbk, their present principal occupations or employment and citizenship are set forth below. The business address of each of the Commissioners and Directors of MNC International Ltd., MNC International Middle East Limited, PT Media Nusantara Citra Tbk, PT Global Mediacom Tbk and PT Bhakti Investama Tbk is c/o PT Media Nusantara Citra Tbk, MNC Tower, Jl. Kebon Sirih No. 17-19, Jakarta 10340, Indonesia.
MNC International Ltd.

Name	Country of Citizenship	Position
Hary Tanoesoedibjo	Indonesia	Director
Oerianto Guyandi	Indonesia	Director
Jiohan Sebastian	Indonesia	Director
     Hary Tanoesoedibjo, Mr. Tanoesoedibjo is Director of MNC International Ltd. and MNC International Middle East Limited and President Director of PT Media Nusantara Citra Tbk. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk. In addition, he currently holds positions in several companies, including President Director of PT Global Mediacom Tbk, President Director of PT Bhakti Investama Tbk, President Director of PT Rajawali Citra Televisi Indonesia, and Commissioner of PT MNC Sky Vision (Indovision). Mr. Tanoesoedibjo is Chairman of the board of directors and CEO of Linktone Ltd.
     Oerianto Guyandi, Mr. Guyandi is Director of MNC International Ltd., MNC International Middle East Limited and PT Media Nusantara Citra Tbk. In addition, Mr. Guyandi is Director of Linktone Ltd.
     Jiohan Sebastian, Mr. Sebastian is Director of MNC International Ltd. and MNC International Middle East Limited.
MNC International Middle East Limited

Name	Country of Citizenship	Position
Hary Tanoesoedibjo	Indonesia	Director
Oerianto Guyandi	Indonesia	Director
Jiohan Sebastian	Indonesia	Director
     Hary Tanoesoedibjo, Mr. Tanoesoedibjo is Director of MNC International Middle East Limited and MNC International Ltd. and President Director of PT Media Nusantara Citra Tbk. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk. In addition, he currently holds positions in several companies, including President Director of PT Global Mediacom Tbk, President Director of PT Bhakti Investama Tbk, President Director of PT Rajawali Citra Televisi Indonesia, and Commissioner of PT MNC Sky Vision (Indovision). Mr. Tanoesoedibjo is Chairman of the board of directors and CEO of Linktone Ltd.
     Oerianto Guyandi, Mr. Guyandi is Director of MNC International Middle East Limited, MNC International Ltd. and PT Media Nusantara Citra Tbk. In addition, Mr. Guyandi is Director of Linktone Ltd.

Page 10 of 14 Pages

     Jiohan Sebastian, Mr. Sebastian is Director of MNC International Middle East Limited and MNC International Ltd.
PT Media Nusantara Citra Tbk

Name	Country of Citizenship	Position
Rosano Barack	Indonesia	President Commissioner
Bambang Rudijanto Tanoesoedibjo	Indonesia	Commissioner
Lucas Chow	Singapore	Commissioner
Djoko Leksono Sugiarto	Indonesia	Independent Commissioner
Irman Gusman	Indonesia	Independent Commissioner
Hary Tanoesoedibjo	Indonesia	President Director
Oerianto Guyandi	Indonesia	Director
Muliawan Pahala Guptha	Indonesia	Director
Nana Puspa Dewi	Indonesia	Director
Agus Mulyanto	Indonesia	Director
Board of Commissioners
     Rosano Barack, Mr. Barack is President Commissioner of PT Media Nusantara Citra Tbk and PT Global Mediacom Tbk. In addition, Mr. Barack also serves as Director or Commissioner of several companies, including among others President Director of PT Plaza Indonesia Realty Tbk and President Director of PT Nusadua Graha International.
     Bambang Rudijanto Tanoesoedibjo, Mr. Tanoesoedibjo is Commissioner of PT Media Nusantara Citra Tbk. In addition, Mr. Tanoesoedibjo is Vice President Commissioner of PT Global Mediacom Tbk and Commissioner of PT Bhakti Investama Tbk. Mr. Tanoesoedibjo is also Commissioner of PT Rajawali Citra Televisi Indonesia and President Director of PT MNC Sky Vision (Indovision).
     Lucas Chow, Mr. Chow is Commissioner of PT Media Nusantara Citra Tbk and PT Global Mediacom Tbk.
     Djoko Leksono Sugiarto, Mr. Sugiarto is Independent Commissioner of PT Media Nusantara Citra Tbk. Mr. Sugiarto is also Director of PT Hyundai Mobil Indonesia.
     Irman Gusman, Mr. Gusman is Independent Commissioner of PT Media Nusantara Citra Tbk. Mr. Gusman currently serves as the Deputy of Regional Representatives in the Indonesian People’s Representative Assembly.
Board of Directors
     Hary Tanoesoedibjo, Mr. Tanoesoedibjo is President Director of PT Media Nusantara Citra Tbk and Director of MNC International Ltd. and MNC International Middle East Limited. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk. In addition, he currently holds positions in several companies, including President Director of PT Global Mediacom Tbk, President Director of PT Bhakti Investama Tbk, President Director of PT Rajawali Citra Televisi Indonesia, and Commissioner of PT MNC Sky Vision (Indovision). Mr. Tanoesoedibjo is Chairman of the board of directors and CEO of Linktone Ltd.
     Oerianto Guyandi, Mr. Guyandi is Director of PT Media Nusantara Citra Tbk, MNC International Ltd. and MNC International Middle East Limited. In addition, Mr. Guyandi is Director of Linktone Ltd.

Page 11 of 14 Pages

     Muliawan Pahala Guptha, Mr. Guptha is Director of PT Media Nusantara Citra Tbk. In addition, Mr. Guptha is Director and Chief Strategy Officer of Linktone Ltd.
     Nana Puspa Dewi, Mrs. Dewi is Director of PT Media Nusantara Citra Tbk. In addition, Mrs. Dewi is Director of PT Cipta Televisi Pendidikan Indonesia.
     Agus Mulyanto, Mr. Mulyanto is Director of PT Media Nusantara Citra Tbk. In addition, Mr. Mulyanto is President Director and CEO of PT Infokom Elektrindo and Commissioner of PT Cipta Televisi Pendidikan Indonesia.
PT Global Mediacom Tbk

Name	Country of Citizenship	Position
Rosano Barack	Indonesia	President Commissioner
Bambang Rudijanto Tanoesoedibjo	Indonesia	Vice President Commissioner
M. Tachril Sapi’ie	Indonesia	Commissioner
Bambang Trihatmodjo	Indonesia	Commissioner
Lucas Chow	Singapore	Commissioner
John A. Prasetio	Indonesia	Independent Commissioner
M. Idwan Ganie	Indonesia	Independent Commissioner
Kardinal A. Karim	Indonesia	Independent Commissioner
Hary Tanoesoedibjo	Indonesia	President Director
Indra P. Prastomiyono	Indonesia	Director
M. Budi Rustanto	Indonesia	Director
Handhianto S. Kentjono	Indonesia	Director
Board of Commissioners
     Rosano Barack, Mr. Barack is President Commissioner of PT Global Mediacom Tbk and PT Media Nusantara Citra Tbk. In addition, Mr. Barack also serves as Director or Commissioner of several companies, including among others President Director of PT Plaza Indonesia Realty Tbk and President Director of PT Nusadua Graha International.
     Bambang Rudijanto Tanoesoedibjo, Mr. Tanoesoedibjo is Vice President Commissioner of PT Global Mediacom Tbk. In addition, Mr. Tanoesoedibjo is Commissioner of PT Media Nusantara Citra Tbk and Commissioner of PT Bhakti Investama Tbk. Mr. Tanoesoedibjo is also Commissioner of PT Rajawali Citra Televisi Indonesia and President Director of PT MNC Sky Vision (Indovision).
     M. Tachril Sapi’ie, Mr. Sapi’ie is Commissioner of PT Global Mediacom Tbk. Mr. Sapi’ie also occupies the position of President Commissioner of PT Rajawali Citra Televisi Indonesia and Vice President Commissioner of PT Plaza Indonesia Realty Tbk.
     Bambang Trihatmodjo, Mr. Trihatmodjo is Commissioner of PT Global Mediacom Tbk. Mr. Trihatmodjo was also one of the founders of PT Global Mediacom Tbk.
     Lucas Chow, Mr. Chow is Commissioner of PT Global Mediacom Tbk and PT Media Nusantara Citra Tbk.
     John A. Prasetio, Mr. Prasetio is Independent Commissioner of PT Global Mediacom Tbk. In addition, Mr. Prasetio is currently a member of the Board of Benefactors for the Indonesian World Wide Fund for Nature.

Page 12 of 14 Pages

     M. Idwan Ganie, Mr. Ganie is Independent Commissioner of PT Global Mediacom Tbk. Mr. Ganie also serves as the Chairman of the Association of Legal Consultant for Business Competition and as a member for the panel in Singapore International Arbitration Center (SIAC) and a Fellow in Singapore Institute of Arbitration (SIARB).
     Kardinal A. Karim, Mr. Karim is Independent Commissioner of PT Global Mediacom Tbk.
Board of Directors
     Hary Tanoesoedibjo, Mr. Tanoesoedibjo is President Director of PT Global Mediacom Tbk and President Director of PT Bhakti Investama Tbk. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk. In addition, he currently holds positions in several companies, including Director of MNC International Ltd. and MNC International Middle East Limited, President Director of PT Media Nusantara Citra Tbk, President Director of PT Rajawali Citra Televisi Indonesia, and Commissioner of PT MNC Sky Vision (Indovision). Mr. Tanoesoedibjo is Chairman of the board of directors and CEO of Linktone Ltd.
     Indra P. Prastomiyono, Mrs. Prastomiyono is Director of PT Global Mediacom Tbk.
     M. Budi Rustanto, Mr. Rustanto is Director of PT Global Mediacom Tbk. In addition, Mr. Rustanto is President Director of PT Global Land Development.
     Handhianto S. Kentjono, Mr. Kentjono is Director of PT Global Mediacom Tbk. In addition, Mr. Kentjono is Director of PT MNC Sky Vision (Indovision).
PT Bhakti Investama Tbk

Name	Country of Citizenship	Position
Ratna Endang Soelistiowati	Indonesia	President Commissioner
Bambang Rudijanto Tanoesoedibjo	Indonesia	Commissioner
Liliana Tanaja	Indonesia	Commissioner
Posma Lumban Tobing	Indonesia	Independent Commissioner
Antonius Z. Tonbeng	Indonesia	Independent Commissioner
Hary Tanoesoedibjo	Indonesia	President Director
Hary Djaja	Indonesia	Director
Darma Putra Wati	Indonesia	Director
Board of Commissioners
     Ratna Endang Soelistiowati, Mrs. Soelistiowati is President Commissioner of PT Bhakti Investama Tbk.
     Bambang Rudijanto Tanoesoedibjo, Mr. Tanoesoedibjo is Commissioner of PT Bhakti Investama Tbk. In addition, Mr. Tanoesoedibjo is Vice President Commissioner of PT Global Mediacom Tbk and Commissioner of PT Media Nusantara Citra Tbk. Mr. Tanoesoedibjo is also Commissioner of PT Rajawali Citra Televisi Indonesia and President Director of PT MNC Sky Vision (Indovision).
     Liliana Tanaja, Mrs. Tanaja is Commissioner of PT Bhakti Investama Tbk.
     Posma Lumban Tobing, Mr. Tobing is Independent Commissioner of PT Bhakti Investama Tbk.
     Antonius Z. Tonbeng, Mr. Tonbeng is Independent Commissioner of PT Bhakti Investama Tbk.

Page 13 of 14 Pages

Board of Directors
     Hary Tanoesoedibjo, Mr. Tanoesoedibjo is President Director of PT Bhakti Investama Tbk and President Director of PT Global Mediacom Tbk. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk. In addition, he currently holds positions in several companies, including Director of MNC International Ltd. and MNC International Middle East Limited, President Director of PT Media Nusantara Citra Tbk, President Director of PT Rajawali Citra Televisi Indonesia, and Commissioner of PT MNC Sky Vision (Indovision). Mr. Tanoesoedibjo is Chairman of the board of directors and CEO of Linktone Ltd.
     Hary Djaja, Mr. Djaja is Director of PT Bhakti Investama Tbk. In addition, Mr. Djaja holds positions in several companies, including PT Bhakti Capital Indonesia Tbk.
     Darma Putra Wati, Mr. Wati is Director of PT Bhakti Investama Tbk.

Page 14 of 14 Pages